SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934
(Amendment No. 3)

NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.

(Name of Subject Company (Issuer))

NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.

(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

64124K102

(CUSIP Number of Class of Securities)

Robert Conti

Chief Executive Officer and President
Neuberger Berman New York Intermediate Municipal Fund Inc.
605 Third Avenue
New York, NY 10158-0180
Telephone: (877) 628-2583

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Arthur C. Delibert, Esq.

K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Telephone: (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$7,303,218 (a)	$407.52 (b)

(a)     Calculated as the aggregate maximum purchase price to be paid for 558,222 shares in the offer, based upon a price of 98% of the net asset value per share of $13.35 on April 28, 2009.
(b)     Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $407.52	Filing Party: Neuberger Berman New York Intermediate Municipal Fund Inc.
Form or Registration No.: Schedule TO	Date Filed: May 1, 2009

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Amendment No. 3 to Tender Offer Statement

This Amendment No. 3 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Neuberger Berman New York Intermediate Municipal Fund Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on May 1, 2009, as amended by Amendment No. 1 to Schedule TO filed with the Commission on May 4, 2009 and Amendment No. 2 to Schedule TO filed with the Commission on June 1, 2009 (as amended hereby, the “Schedule TO”). The Schedule TO relates to the Fund’s offer to purchase up to 10% of its outstanding shares of common stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated May 1, 2009 and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Filed herewith as Exhibit (a)(7) is a copy of the press release issued by the Fund dated June 5, 2009 announcing the results of the Offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.     Exhibits

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(7)	Press Release issued by the Fund dated June 5, 2009.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Dated as of:     June 5, 2009

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated May 1, 2009.[2]
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).[2]
(a)(1)(iii)	Notice of Guaranteed Delivery.[2]
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[2]
(a)(1)(vi)	Notice of Withdrawal.[1]
(a)(5)	Press Release issued by the Fund dated May 1, 2009.[1]
(a)(6)	Press Release issued by the Fund dated June 1, 2009.[3]
(a)(7)	Press Release issued by the Fund dated June 5, 2009. (Filed herewith.)

[1]	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 1, 2009.
[2]	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by the Fund with the Commission on May 4, 2009.
[3]	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed by the Fund with the Commission on June 1, 2009.